FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2007
                                 2 November 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing US Accounting Release released on 2 November 2007


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.




Consolidated Income Statement for the three months ended 30 September 2007


                                                                                                   2007/08                  2006/07
                                                                                              Three months             Three months
                                                                                                     ended                    ended
                                                                                              30 September             30 September
                                                                                                      GBPm                     GBPm
                                                                  Notes                        (unaudited)              (unaudited)
Revenue                                                             1                                1,185                    1,071
Operating expense                                                   2                              (1,042)                    (891)
Operating profit                                                                                       143                      180
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

Share of results from joint ventures and associates                                                      3                        2
Investment income                                                                                       15                       14
Finance costs                                                                                         (40)                     (30)
Profit before tax                                                                                      121                      166
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

Taxation                                                                                              (37)                     (50)
Profit for the period                                                                                   84                      116
------------------------------------------------------------ ----------------- ---------------------------- -----------------------

Earnings per share from profit for the period (in pence)
Basic                                                                                                 4.8p                     6.5p
Diluted                                                                                               4.8p                     6.5p

1.       Revenue
                                                                                                   2007/08                  2006/07
                                                                                              Three months             Three months
                                                                                                     ended                    ended
                                                                                              30 September             30 September
                                                                                                      GBPm                     GBPm
                                                                                               (unaudited)              (unaudited)

Retail subscription                                                                                    898                      799
Wholesale subscription                                                                                  43                       53
Advertising                                                                                             78                       78
Sky Bet                                                                                                 11                       10
Installation, hardware and service                                                                      73                       50
Other                                                                                                   82                       81
                                                                                                     1,185                    1,071
------------------------------------------------------------------------------ ---------------------------- -----------------------

2.       Operating expense
                                                                                                   2007/08                  2006/07
                                                                                              Three months             Three months
                                                                                                     ended                    ended
                                                                                              30 September             30 September
                                                                                                      GBPm                     GBPm
                                                                                               (unaudited)              (unaudited)

Programming                                                                                            403                      393
Transmission and related functions                                                                     120                       84
Marketing                                                                                              196                      161
Subscriber management                                                                                  186                      151
Administration                                                                                         137                      102
                                                                                                     1,042                      891
------------------------------------------------------------------------------ ---------------------------- -----------------------

Re-analysis of reported revenue by category

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.


----------------------- --- ------------------- ------------------- ------------------- ------------------- --------------------
                               Three months to                                Separate
                             30 September 2006                           installation,                       Three months to 30
                                 as previously     Transfer of Sky        hardware and                           September 2006
                                      reported              Active             service               Other          Re-analysed
                                   GBP million         GBP million         GBP million         GBP million          GBP million
                                   (unaudited)         (unaudited)         (unaudited)         (unaudited)          (unaudited)
----------------------- --- ------------------- ------------------- ------------------- ------------------- --------------------
Retail Subscription                        792                                                           7                  799
Wholesale Subscription                      53                                                                               53
Advertising                                 78                                                                               78
Sky Bet                                     10                                                                               10
Sky Active                                  22                (22)                                                            -
Installation,
Hardware and Service                         -                                      50                                       50
Other                                      116                  22                (50)                 (7)                   81
                                         1,071                   -                   -                   -                1,071
----------------------- --- ------------------- ------------------- ------------------- ------------------- --------------------




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 November 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary